Exhibit 99.4

TD Bank Group Reports Second Quarter 2023 Results Earnings News Release • Three and six months ended April 30, 2023

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited second quarter 2023 Report to Shareholders for the three and six months ended April 30, 2023, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 24, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.72, compared with $2.07.
•	Adjusted diluted earnings per share were $1.94, compared with $2.02.
•	Reported net income was $3,351 million, compared with $3,811 million.
•	Adjusted net income was $3,752 million, compared with $3,714 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2023, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.54, compared with $4.09.
•	Adjusted diluted earnings per share were $4.17, compared with $4.09.
•	Reported net income was $4,933 million, compared with $7,544 million.
•	Adjusted net income was $7,907 million, compared with $7,547 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•

Amortization of acquired intangibles of $79 million ($67 million after-tax or 3 cents per share), compared with $60 million ($54 million after-tax or 3 cents per share) in the second quarter last year.

•

Acquisition and integration charges related to the Schwab transaction of $30 million ($26 million after-tax or 1 cent per share), compared with $20 million ($18 million after-tax or 1 cent per share) in the second quarter last year.

•	Acquisition and integration-related charges for acquisitions of $227 million ($179 million after-tax or 10 cents per share).
•	Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, net loss of $134 million ($101 million after-tax or 6 cents per share).
•	Foreign exchange loss related to the Stanford litigation settlement of $39 million ($28 million after-tax or 2 cents per share).

TORONTO, May 25, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2023. Reported earnings were $3.4 billion, down 12% compared with the second quarter last year, and adjusted earnings were $3.8 billion, up 1%.

“TD’s retail businesses in both Canada and the United States continued to show strong revenue and earnings growth this quarter, with robust customer originations and loan volumes,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Investments in differentiated wealth and insurance products and the close of the Cowen acquisition expanded our offerings and strengthened the competitive advantages of these businesses.”

Canadian Personal and Commercial Banking delivered double digit revenue growth

Canadian Personal and Commercial Banking net income was $1,625 million, an increase of 4% compared with the second quarter last year. Revenue was $4,404 million, an increase of 11% reflecting higher margins and volume growth. The segment delivered a seventh consecutive quarter of positive operating leverage.

Canadian Personal and Commercial Banking continued to deliver growth in the quarter supported by increased customer activity which included record second quarter New to Canada account openings, continued momentum in mortgage originations, and strong credit card loan growth. TD recently launched an exclusive Canadian bank offer with Uber, adding to TD’s list of leading partnerships, including Air Canada, Amazon, Expedia, and Starbucks. TD was also recognized in the 2023 Canada’s Best Awards by MoneySense, receiving the most awards of any financial institution, including in the best no-fee, flat rate, and travel credit cards categories.

The U.S. Retail Bank delivered another strong quarter despite a challenging environment

U.S. Retail reported net income of $1,412 million, an increase of 3% (US$1,044 million, a decrease of 3% in U.S. dollars) compared with the second quarter last year. On an adjusted basis, net income was $1,528 million, an increase of 28% (US$1,129 million, an increase of 19% in U.S. dollars). Reported net income included acquisition and integration-related charges for the First Horizon Corporation (“First Horizon”) acquisition of $154 million or US$113 million ($116 million or US$85 million after-tax). The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $250 million in earnings, an increase of 12% (US$185 million, an increase of 5% in U.S. dollars) compared with the second quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,162 million, an increase of 2% (US$859 million, a decrease of 5% in U.S. dollars) from the second quarter last year. On an adjusted basis, net income was $1,278 million, an increase of 31% (US$944 million, an increase of 23% in U.S. dollars) from the second quarter last year.

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The U.S. Retail Bank continued to deliver strong loan growth of 10% year-over-year, supported by personal loan growth of 12% and business loan growth of 9%. Personal deposits declined 3% year-over-year but remained flat from last quarter. Business deposits declined 6% year-over-year; however, business chequing account growth accelerated this quarter.

TD Bank, America’s Most Convenient Bank® (TD AMCB), launched two innovative new proprietary credit cards, TD Flex Pay and TD Clear. It also continued to execute on its retail network expansion and wealth strategy by opening five stores, part of a broader plan to accelerate the execution of its organic growth strategies by opening new stores in South Florida, Atlanta and the Carolinas. TD AMCB was again recognized as one of America’s Best Employers for Diversity by Forbes in 2023.

As announced on May 4, 2023, the Bank and First Horizon entered into a mutual agreement to terminate the previously announced merger, and all acquisition-related activities are being wound down.

Wealth Management and Insurance delivered solid performance amid challenging market conditions

Wealth Management and Insurance net income was $563 million, a decrease of 16% compared with the second quarter of last year reflecting lower earnings in the wealth management business. This quarter’s revenue growth of 2% underscored the strength of the segment’s diversified business model as higher insurance revenue and net interest income largely offset the impact of trading normalization and market volatility.

This quarter, Wealth Management and Insurance continued to focus on customer-centric innovation with the launch of Small Business Insurance, delivering a differentiated insurance experience for small business owners from Canada’s #1 direct insurer. TD Direct Investing continued to maintain its #1 position across all categories, including Gross New Accounts, Revenue, Trades and Assets Under Administration, with share of new accounts and trades both increasing year-over-year.1

Wholesale Banking closed its acquisition of Cowen Inc.

Wholesale Banking reported net income for the quarter was $150 million, a decrease of $209 million, or 58%, compared with the second quarter last year. This reflects higher non-interest expenses, which include acquisition and integration costs, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $146 million, or 41%. Revenue was up 13%, reflecting the benefit of TD Cowen as well as growth in transaction banking and lending, partially offset by lower trading-related revenue reflecting a weaker market environment.

This quarter, TD Securities was recognized as Lead Manager of the Year, Social Bonds – Sovereign by Environmental Finance’s 2023 Bond Awards, demonstrating its continued leadership in Environmental, Social, and Governance. The Wholesale Bank continued to invest in its long-term U.S. growth strategy and further extended its global reach and capabilities with the closing of the Cowen Inc. acquisition on March 1, welcoming 1,700 new colleagues to TD Securities.

Capital

TD’s Common Equity Tier 1 Capital ratio was 15.3%.

Conclusion

For fiscal 2023, in light of the mutual termination of the First Horizon merger agreement, and the deterioration in the macroeconomic environment, the Bank does not expect to meet its medium-term adjusted EPS growth target range of 7-10%.

“As we enter the second half of 2023, TD’s businesses are strong, and our customer and client relationships continue to expand. We are successfully operating in an unpredictable operating environment, supported by robust capital and liquidity and the best bankers in the industry,” added Masrani. “I would like to thank our colleagues for their tremendous efforts, and for delivering the legendary experiences that are the hallmark of TD.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

[1]	Investor Economics Retail Brokerage and Distribution Quarterly Update, Winter 2023

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions”, “Significant and Subsequent Events, and Pending Acquisitions” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Results of operations
Total revenue – reported	$12,366	$12,226	$11,263	$24,592	$22,544
Total revenue – adjusted[1]	12,539	13,102	11,039	25,641	22,320
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348
Non-interest expenses – reported	6,987	8,316	6,033	15,303	12,000
Non-interest expenses – adjusted[1]	6,693	6,541	5,999	13,234	11,896
Net income – reported	3,351	1,582	3,811	4,933	7,544

Net income – adjusted[1]	3,752	4,155	3,714	7,907	7,547
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$849.6	$836.7	$765.0	$849.6	$765.0
Total assets	1,926.5	1,928.3	1,825.3	1,926.5	1,825.3
Total deposits	1,189.4	1,220.6	1,183.7	1,189.4	1,183.7
Total equity	116.1	111.8	99.4	116.1	99.4

Total risk-weighted assets[2]	549.4	531.6	489.0	549.4	489.0
Financial ratios
Return on common equity (ROE) – reported[3]	12.5%	5.9%	16.4%	9.2%	15.8%
Return on common equity – adjusted[1]	14.1	16.1	15.9	15.1	15.8
Return on tangible common equity (ROTCE)[1]	16.8	8.0	22.1	12.4	21.4
Return on tangible common equity – adjusted[1]	18.5	21.1	21.2	19.8	21.1
Efficiency ratio – reported[3]	56.5	68.0	53.6	62.2	53.2
Efficiency ratio – adjusted[1,3]	53.4	49.9	54.3	51.6	53.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.28	0.32	0.01	0.30	0.03
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.72	$0.82	$2.08	$2.54	$4.10
Diluted	1.72	0.82	2.07	2.54	4.09
Dividends per share	0.96	0.96	0.89	1.92	1.78
Book value per share[3]	57.04	55.01	51.49	57.04	51.49
Closing share price[4]	82.07	92.06	92.79	82.07	92.79
Shares outstanding (millions)
Average basic	1,828.3	1,820.7	1,804.7	1,824.4	1,812.8
Average diluted	1,830.3	1,823.1	1,808.3	1,826.6	1,816.5
End of period	1,838.5	1,828.9	1,803.9	1,838.5	1,803.9
Market capitalization (billions of Canadian dollars)	$150.9	$168.4	$167.4	$150.9	$167.4
Dividend yield[3]	4.5%	4.3%	3.6%	4.4%	3.6%
Dividend payout ratio[3]	55.8	116.5	42.8	75.4	43.8
Price-earnings ratio[3]	10.4	11.1	11.5	10.4	11.5

Total shareholder return (1 year)[3]	(7.5)	(5.7)	13.9	(7.5)	13.9
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$1.94	$2.24	$2.02	$4.17	$4.10
Diluted	1.94	2.23	2.02	4.17	4.09
Dividend payout ratio	49.5%	42.9%	43.9%	46.0%	43.4%

Price-earnings ratio	9.7	10.8	11.4	9.7	11.4
Capital ratios[2]
Common Equity Tier 1 Capital ratio	15.3%	15.5%	14.7%	15.3%	14.7%
Tier 1 Capital ratio	17.3	17.5	15.9	17.3	15.9
Total Capital ratio	19.7	19.9	18.5	19.7	18.5
Leverage ratio	4.6	4.8	4.3	4.6	4.3
TLAC ratio	34.2	36.6	30.4	34.2	30.4

TLAC Leverage ratio	9.0	9.9	8.1	9.0	8.1

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its unaudited Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the second quarter of 2023 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the second quarter of 2023 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange closing market price.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 4

SIGNIFICANT AND SUBSEQUENT EVENTS

Acquisition of Cowen Inc.

On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.

The acquisition was accounted for as a business combination under the purchase method. As at March 1, 2023, the acquisition contributed $10,848 million (US$7,970 million) of assets and $9,900 million (US$7,275 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired was allocated to other intangibles assets of $312 million (US$229 million) net of taxes, and goodwill of $698 million (US$513 million). The purchase price allocation may be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed at the acquisition date.

Termination of Merger Agreement with First Horizon Corporation

On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a US$225 million cash payment to First Horizon on May 5, 2023. The termination payment will be reported within the Corporate segment financial results for the third quarter ending July 31, 2023.

In connection with the transaction, the Bank had invested US$494 million in non-voting First Horizon preferred stock. During the current quarter, the Bank recognized a valuation adjustment loss of $199 million on this investment based on First Horizon’s common share price at the end of the quarter, recorded in Other Comprehensive Income. In accordance with the preferred shares purchase agreement and the terms of the preferred stock, subject to certain conditions, the preferred stock will convert into approximately 19.7 million common shares of First Horizon in the third quarter.

Prior to the announcement on May 4, 2023 to terminate the merger agreement, the Bank had implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.

The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

For the three months and six months ended April 30, 2023, the Bank reported ($263) million and ($1,261) million, respectively, in non-interest income related to the mark-to-market on the swaps, and $129 million and $251 million, respectively, in net interest income related to the basis adjustment amortization. In addition, for the three months and six months ended April 30, 2023, the Bank reported $311 million and $562 million, respectively, in non-interest income related to the net interest earned on the swaps.

Following the announcement on May 4, 2023 to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments.

The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement on May 4, 2023 to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in Accumulated Other Comprehensive Income.

Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate

On December 15, 2022, Bill C-32, Fall Economic Statement Implementation Act, 2022, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.

The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.

The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.

Stanford Litigation Settlement

In the US Rotstain v. Trustmark National Bank, et al. action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”). Once the settlement is approved by the Court, the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax) in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.

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HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. For further details, refer to Note 7 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements.

On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.

On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to US$5 billion of fixed rate obligations by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$7,428	$7,733	$6,377	$15,161	$12,679

Non-interest income	4,938	4,493	4,886	9,431	9,865
Total revenue	12,366	12,226	11,263	24,592	22,544
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348

Non-interest expenses	6,987	8,316	6,033	15,303	12,000
Income before income taxes and share of net income from investment in Schwab	3,976	2,244	4,611	6,220	9,097
Provision for (recovery of) income taxes	866	947	1,002	1,813	1,986

Share of net income from investment in Schwab	241	285	202	526	433
Net income – reported	3,351	1,582	3,811	4,933	7,544

Preferred dividends and distributions on other equity instruments	210	83	66	293	109
Net income available to common shareholders	$3,141	$1,499	$3,745	$4,640	$7,435

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Operating results – adjusted
Net interest income[6]	$7,610	$7,862	$6,377	$15,472	$12,679

Non-interest income[1,6]	4,929	5,240	4,662	10,169	9,641
Total revenue	12,539	13,102	11,039	25,641	22,320
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348

Non-interest expenses[2]	6,693	6,541	5,999	13,234	11,896
Income before income taxes and share of net income from investment in Schwab	4,443	4,895	4,421	9,338	8,977
Provision for (recovery of) income taxes	974	1,068	955	2,042	1,956

Share of net income from investment in Schwab[3]	283	328	248	611	526
Net income – adjusted	3,752	4,155	3,714	7,907	7,547

Preferred dividends and distributions on other equity instruments	210	83	66	293	109
Net income available to common shareholders – adjusted	3,542	4,072	3,648	7,614	7,438
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(79)	(54)	(60)	(133)	(127)
Acquisition and integration charges related to the Schwab transaction[5]	(30)	(34)	(20)	(64)	(70)
Acquisition and integration-related charges for acquisitions[2]	(227)	(127)	–	(354)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition[6]	(134)	(876)	–	(1,010)	–
Stanford litigation settlement[1,2]	(39)	(1,603)	–	(1,642)	–
Litigation settlement recovery[1]	–	–	224	–	224
Less: Impact of income taxes
Amortization of acquired intangibles	(12)	(8)	(6)	(20)	(14)
Acquisition and integration charges related to the Schwab transaction[5]	(4)	(6)	(2)	(10)	(11)
Acquisition and integration-related charges for acquisitions	(48)	(31)	–	(79)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	(33)	(216)	–	(249)	–
Stanford litigation settlement	(11)	(445)	–	(456)	–
Litigation settlement recovery	–	–	55	–	55

Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022[7]	–	585	–	585	–
Total adjustments for items of note	(401)	(2,573)	97	(2,974)	(3)
Net income available to common shareholders – reported	$3,141	$1,499	$3,745	$4,640	$7,435

[1]	Adjusted non-interest income excludes the following item of note:
i.

Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

ii.

In Q2 2022, the Bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the Bank recovered losses of $224 million resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein. The amount is reported in the U.S. Retail segment.

[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q2 2023: $49 million, Q1 2023: $24 million, Q2 2022: $26 million, Q1 2022: $33 million. These charges are reported in the Corporate segment;
ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2023: $18 million, Q1 2023: $21 million, Q2 2022: $8 million, Q1 2022: $37 million. These costs are reported in the Corporate segment; and

iii.

Acquisition and integration-related charges for acquisitions – Q2 2023: $227 million, Q1 2023: $127 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

iv.	Stanford litigation settlement – Q1 2023: $1,603 million. This is reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q2 2023: $30 million, Q1 2023: $30 million, Q2 2022: $34 million, Q1 2022: $34 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2023: $12 million, Q1 2023: $13 million, Q2 2022: $12 million, Q1 2022: $13 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[6]

Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q2 2023: ($263) million, Q1 2023: ($998) million ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q2 2023: $129 million, Q1 2023: $122 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q2 2023: $311 million, Q1 2023: $251 million. Refer to the “Significant and Subsequent Events” section for further details.

[7]

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Basic earnings per share – reported	$1.72	$0.82	$2.08	$2.54	$4.10

Adjustments for items of note	0.22	1.41	(0.05)	1.63	–
Basic earnings per share – adjusted	$1.94	$2.24	$2.02	$4.17	$4.10

Diluted earnings per share – reported	$1.72	$0.82	$2.07	$2.54	$4.09

Adjustments for items of note	0.22	1.41	(0.05)	1.63	–
Diluted earnings per share – adjusted	$1.94	$2.23	$2.02	$4.17	$4.09

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022

Average common equity	$102,686	$100,337	$93,922	$101,642	$94,674
Net income available to common shareholders – reported	3,141	1,499	3,745	4,640	7,435

Items of note, net of income taxes	401	2,573	(97)	2,974	3

Net income available to common shareholders – adjusted	$3,542	$4,072	$3,648	$7,614	$7,438
Return on common equity – reported	12.5%	5.9%	16.4%	9.2%	15.8%
Return on common equity – adjusted	14.1	16.1	15.9	15.1	15.8

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022

Average common equity	$102,686	$100,337	$93,922	$101,642	$94,674
Average goodwill	17,835	17,486	16,577	17,713	16,539
Average imputed goodwill and intangibles on investments in Schwab	6,142	6,160	6,577	6,163	6,577
Average other acquired intangibles[1]	583	442	498	525	512

Average related deferred tax liabilities	(210)	(174)	(171)	(195)	(172)
Average tangible common equity	78,336	76,423	70,441	77,436	71,218
Net income available to common shareholders – reported	3,141	1,499	3,745	4,640	7,435

Amortization of acquired intangibles, net of income taxes	67	46	54	113	113
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,208	1,545	3,799	4,753	7,548

Other items of note, net of income taxes	334	2,527	(151)	2,861	(110)
Net income available to common shareholders – adjusted	$3,542	$4,072	$3,648	$7,614	$7,438
Return on tangible common equity	16.8%	8.0%	22.1%	12.4%	21.4%
Return on tangible common equity – adjusted	18.5	21.1	21.2	19.8	21.1

[1]	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s business operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent pre-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $40 million, compared with $57 million in the prior quarter and $34 million in the second quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$3,377	$3,539	$2,933	$6,916	$5,809

Non-interest income	1,027	1,050	1,019	2,077	2,063
Total revenue	4,404	4,589	3,952	8,993	7,872
Provision for (recovery of) credit losses – impaired	234	220	163	454	313

Provision for (recovery of) credit losses – performing	13	107	(103)	120	(221)
Total provision for (recovery of) credit losses	247	327	60	574	92
Non-interest expenses	1,903	1,863	1,759	3,766	3,448

Provision for (recovery of) income taxes	629	670	565	1,299	1,146
Net income	$1,625	$1,729	$1,568	$3,354	$3,186

Selected volumes and ratios
Return on common equity[1]	37.4%	39.9%	41.8%	38.6%	42.4%
Net interest margin (including on securitized assets)[2]	2.74	2.80	2.52	2.77	2.48

Efficiency ratio	43.2	40.6	44.5	41.9	43.8
Number of Canadian retail branches	1,060	1,060	1,060	1,060	1,060

Average number of full-time equivalent staff	28,797	28,803	28,150	28,800	28,008

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s second quarter 2023 MD&A for additional information about these metrics.

Quarterly comparison – Q2 2023 vs. Q2 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,625 million, an increase of $57 million, or 4%, compared with the second quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 37.4%, compared with 41.8% in the second quarter last year.

Revenue for the quarter was $4,404 million, an increase of $452 million, or 11%, compared with the second quarter last year.

Net interest income was $3,377 million, an increase of $444 million, or 15%, compared with the second quarter last year, reflecting higher margins and volume growth. Average loan volumes increased $31 billion, or 6%, reflecting 5% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 8% growth in personal deposits, partially offset by 7% decline in business deposits. Net interest margin was 2.74%, an increase of 22 basis points (bps), primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income was $1,027 million, an increase of $8 million, or 1%, compared with the second quarter last year.

PCL was $247 million, an increase of $187 million, compared with the second quarter last year. PCL – impaired for the quarter was $234 million, an increase of $71 million, or 44%, reflecting some normalization of credit performance. PCL – performing was $13 million, compared with a recovery of $103 million in the prior year. Total PCL as an annualized percentage of credit volume was 0.19%, an increase of 14 bps compared with the second quarter last year.

Non-interest expenses for the quarter were $1,903 million, an increase of $144 million, or 8%, compared with the second quarter last year, reflecting higher spend supporting business growth, including technology and higher employee related expenses, and higher non-credit provisions.

The efficiency ratio for the quarter was 43.2%, compared with 44.5% in the second quarter last year.

Quarterly comparison – Q2 2023 vs. Q1 2023

Canadian Personal and Commercial Banking net income for the quarter was $1,625 million, a decrease of $104 million, or 6%, compared with the prior quarter, reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL. The annualized ROE for the quarter was 37.4%, compared with 39.9%, in the prior quarter.

Revenue decreased $185 million, or 4%, compared with the prior quarter. Net interest income decreased $162 million, or 5%, largely reflecting fewer days in the second quarter and lower margins. Average loan volumes increased $4 billion, or 1%, reflecting relatively flat personal loans growth and 2% growth in business loans. Average deposit volumes were flat compared with the prior quarter, reflecting 1% growth in personal deposits, offset by a 3% decline in business deposits. Net interest margin was 2.74%, a decrease of 6 bps, primarily due to lower margins on deposits.

Non-interest income decreased $23 million, or 2%, compared with the prior quarter, reflecting seasonally lower credit card activity.

PCL decreased by $80 million compared with the prior quarter. PCL – impaired increased by $14 million, or 6%, reflecting some further normalization of credit performance. PCL – performing was $13 million, compared with a build of $107 million in the prior quarter. Total PCL as an annualized percentage of credit volume was 0.19%, a decrease of 6 bps.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 9

Non-interest expenses increased $40 million, or 2%, compared with the prior quarter, reflecting higher non-credit provisions.

The efficiency ratio was 43.2%, compared with 40.6%, in the prior quarter.

Year-to-date comparison – Q2 2023 vs. Q2 2022

Canadian Personal and Commercial Banking net income for the six months ended April 30, 2023, was $3,354 million, an increase of $168 million, or 5%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the period was 38.6%, compared with 42.4%, in the same period last year.

Revenue for the period was $8,993 million, an increase of $1,121 million, or 14%, compared with the same period last year. Net interest income was $6,916 million, an increase of $1,107 million, or 19% compared with the same period last year, reflecting higher margins and volume growth. Average loan volumes increased $34 billion, or 7%, reflecting 6% growth in personal loans and 12% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 8% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.77%, an increase of 29 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income was $2,077 million, an increase of $14 million, or 1%, compared with the same period last year.

PCL was $574 million, an increase of $482 million, compared with last year. PCL – impaired was $454 million, an increase of $141 million, or 45%, reflecting some normalization of credit performance. PCL – performing was $120 million, compared with a recovery of $221 million in the prior year. The current year provisions reflect some normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.22%, an increase of 18 bps.

Non-interest expenses were $3,766 million, an increase of $318 million, or 9%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and higher employee related expenses.

The efficiency ratio was 41.9%, compared with 43.8%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 10

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$3,034	$3,169	$2,079	$6,203	$4,194
Non-interest income – reported	558	596	864	1,154	1,535

Non-interest income – adjusted[1]	558	596	640	1,154	1,311
Total revenue – reported	3,592	3,765	2,943	7,357	5,729
Total revenue – adjusted[1]	3,592	3,765	2,719	7,357	5,505
Provision for (recovery of) credit losses – impaired	186	212	96	398	221

Provision for (recovery of) credit losses – performing	4	(12)	(114)	(8)	(218)
Total provision for (recovery of) credit losses	190	200	(18)	390	3
Non-interest expenses – reported	2,050	2,071	1,632	4,121	3,229
Non-interest expenses – adjusted[1,2]	1,896	1,965	1,632	3,861	3,229
Provision for (recovery of) income taxes – reported	190	206	186	396	334

Provision for (recovery of) income taxes – adjusted[1]	228	232	131	460	279
U.S. Retail Bank net income – reported	1,162	1,288	1,143	2,450	2,163
U.S. Retail Bank net income – adjusted[1]	1,278	1,368	974	2,646	1,994

Share of net income from investment in Schwab[3,4]	250	301	224	551	476
Net income – reported	$1,412	$1,589	$1,367	$3,001	$2,639
Net income – adjusted[1]	1,528	1,669	1,198	3,197	2,470

U.S. Dollars
Net interest income	$2,241	$2,349	$1,641	$4,590	$3,312
Non-interest income – reported	413	442	682	855	1,212

Non-interest income – adjusted[1]	413	442	505	855	1,035
Total revenue – reported	2,654	2,791	2,323	5,445	4,524
Total revenue – adjusted[1]	2,654	2,791	2,146	5,445	4,347
Provision for (recovery of) credit losses – impaired	137	158	75	295	174

Provision for (recovery of) credit losses – performing	3	(9)	(90)	(6)	(172)
Total provision for (recovery of) credit losses	140	149	(15)	289	2
Non-interest expenses – reported	1,514	1,535	1,289	3,049	2,550
Non-interest expenses – adjusted[1,2]	1,401	1,457	1,289	2,858	2,550
Provision for (recovery of) income taxes – reported	141	152	147	293	264

Provision for (recovery of) income taxes – adjusted[1]	169	171	103	340	220
U.S. Retail Bank net income – reported	859	955	902	1,814	1,708
U.S. Retail Bank net income – adjusted[1]	944	1,014	769	1,958	1,575

Share of net income from investment in Schwab[3,4]	185	222	177	407	377
Net income – reported	$1,044	$1,177	$1,079	$2,221	$2,085
Net income – adjusted[1]	1,129	1,236	946	2,365	1,952

Selected volumes and ratios
Return on common equity – reported[5]	14.1%	15.5%	14.2%	14.8%	13.4%
Return on common equity – adjusted[1,5]	15.3	16.3	12.5	15.8	12.6
Net interest margin[1,6]	3.25	3.29	2.21	3.27	2.21
Efficiency ratio – reported	57.0	55.0	55.5	56.0	56.4

Efficiency ratio – adjusted[1]	52.8	52.2	60.1	52.5	58.7
Assets under administration (billions of U.S. dollars)[7]	$36	$35	$32	$36	$32

Assets under management (billions of U.S. dollars)[7]	35	35	37	35	37
Number of U.S. retail stores	1,164	1,161	1,156	1,164	1,156

Average number of full-time equivalent staff	28,510	27,694	25,366	28,095	25,141

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax); Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax).

[3]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements for further details.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in the prior year.
[6]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

[7]	For additional information about this metric, refer to the Glossary in the Bank’s second quarter 2023 MD&A.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q2 2023 vs. Q2 2022

U.S. Retail reported net income for the quarter was $1,412 million (US$1,044 million), an increase of $45 million, or 3% (a decrease of US$35 million or 3%), compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,528 million (US$1,129 million), an increase of $330 million (US$183 million), or 28% (19% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.1% and 15.3%, respectively, compared with 14.2% and 12.5%, respectively, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $250 million (US$185 million), an increase of $26 million (US$8 million), or 12% (5% in U.S. dollars), reflecting higher net interest income and higher asset management fees, partially offset by higher expenses, lower bank deposit account fees and lower trading revenue.

U.S. Retail Bank reported net income was $1,162 million (US$859 million), an increase of $19 million, or 2% (a decrease of US$43 million or 5%), compared with the second quarter last year, primarily reflecting higher revenue, partially offset by higher non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition and higher PCL. U.S. Retail Bank adjusted net income was $1,278 million (US$944 million), an increase of $304 million (US$175 million), or 31% (23% in U.S. dollars), compared with the second quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL.

Revenue for the quarter was US$2,654 million, an increase of US$331 million, or 14%, compared with the second quarter last year. Net interest income of US$2,241 million, increased US$600 million, or 37%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margin on loans. Net interest margin of 3.25%, increased 104 bps, as higher margin on deposits reflecting the rising rate environment was partially offset by lower margin on loans. Reported non-interest income of US$413 million decreased US$269 million, or 39%, compared with the second quarter last year, primarily reflecting an insurance recovery related to litigation in the prior year and lower overdraft fees. On an adjusted basis, non-interest income decreased US$92 million, or 18%, primarily due to lower overdraft fees.

Average loan volumes increased US$17 billion, or 10%, compared with the second quarter last year. Personal loans increased 12%, reflecting good originations and slower payment rates across portfolios. Business loans increased 9%, reflecting strong originations from new customer growth, higher commercial line utilization and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 11%. Average deposit volumes decreased US$44 billion, or 11%, reflecting a 3% decrease in personal deposit volumes, a 6% decrease in business deposits, and a 23% decrease in sweep deposits.

Assets under administration (AUA) were US$36 billion as at April 30, 2023, an increase of US$4 billion, or 13%, compared with the second quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$35 billion as at April 30, 2023, a decrease of US$2 billion, or 5%, compared with the second quarter last year, reflecting net asset outflows, partially offset by market appreciation.

PCL for the quarter was US$140 million, compared with a recovery of US$15 million in the second quarter last year. PCL – impaired was US$137 million, an increase of US$62 million, or 83%, reflecting some normalization of credit performance. PCL – performing was US$3 million, compared with a recovery of US$90 million in the second quarter last year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, an increase of 37 bps, compared with the second quarter last year.

Reported non-interest expenses for the quarter were US$1,514 million, an increase of US$225 million, or 17%, compared with the second quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$112 million, or 9%.

The reported and adjusted efficiency ratios for the quarter were 57.0% and 52.8%, respectively, compared with 55.5% and 60.1%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2023 vs. Q1 2023

U.S. Retail reported net income of $1,412 million (US$1,044 million), decreased $177 million (US$133 million), or 11% (11% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,528 million (US$1,129 million), a decrease of $141 million (US$107 million), or 8% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.1% and 15.3%, respectively, compared with 15.5% and 16.3%, respectively, in the prior quarter.

The contribution from Schwab of $250 million (US$185 million) decreased $51 million (US$37 million), or 17% (17% in U.S. dollars), reflecting lower net interest income, lower bank deposit account fees and higher expenses, partially offset by higher asset management fees.

U.S. Retail Bank reported net income was $1,162 million (US$859 million), a decrease of $126 million (US$96 million), or 10% (10% in U.S. dollars), compared with the prior quarter, reflecting lower revenue, partially offset by lower non-interest expenses and lower PCL. U.S. Retail Bank adjusted net income was $1,278 million (US$944 million), a decrease of $90 million (US$70 million), or 7% (7% in U.S. dollars), reflecting lower revenue, partially offset by lower non-interest expenses and lower PCL.

Revenue decreased US$137 million, or 5%, compared with the prior quarter. Net interest income of US$2,241 million decreased US$108 million, or 5%, primarily reflecting lower deposit volumes and lower margins on deposits as a result of higher funding costs and the effect of fewer days in the quarter. Net interest margin of 3.25% decreased 4 bps quarter over quarter, due to lower margins on deposits reflecting higher funding costs. Non-interest income of US$413 million decreased US$29 million, or 7%, primarily reflecting losses from the disposition of certain investments.

Average loan volumes increased US$4 billion, or 2%, compared with the prior quarter. Personal loans increased 2%, reflecting good originations and slower payment rates across portfolios. Business loans increased 2%, reflecting strong originations from new customer growth, higher commercial line utilization, and slower payment rates. Average deposit volumes decreased US$17 billion, or 5%, compared with the prior quarter, reflecting flat personal deposit volumes, a 3% decrease in business deposits, and an 11% decrease in sweep deposits.

AUA were US$36 billion, an increase of US$1 billion, or 3%, compared with the prior quarter, reflecting net asset growth. AUM were US$35 billion, flat compared to last quarter.

PCL decreased by US$9 million compared with the prior quarter. PCL – impaired decreased US$21 million, or 13%, largely in the consumer lending portfolios. PCL – performing was US$3 million, compared with a recovery of US$9 million in the prior quarter. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, lower by 1 basis point.

Reported non-interest expenses for the quarter were US$1,514 million, a decrease of US$21 million, or 1%, compared to the prior quarter, reflecting lower credit card growth-related expenses, partially offset by higher acquisition and integration-related charges for the First Horizon acquisition and higher Federal Deposit Insurance Corporation (FDIC) assessment fees as a result of an increase to FDIC assessment rates effective January 1, 2023. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses decreased US$56 million, or 4%.

The reported and adjusted efficiency ratios for the quarter were 57.0% and 52.8%, respectively, compared with 55.0% and 52.2%, respectively, in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 12

Year-to-date comparison – Q2 2023 vs. Q2 2022

U.S. Retail reported net income for the six months ended April 30, 2023, was $3,001 million (US$2,221 million), an increase of $362 million (US$136 million), or 14% (7% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,197 million (US$2,365 million), an increase of $727 million (US$413 million), or 29% (21% in U.S. dollars). The reported and adjusted annualized ROE for the period were 14.8% and 15.8%, respectively, compared with 13.4% and 12.6%, respectively, in the same period last year.

The contribution from Schwab of $551 million (US$407 million), increased $75 million (US$30 million), or 16% (8% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses, lower trading revenue and lower bank deposit account fees.

U.S. Retail Bank reported net income for the period was US$1,814 million, an increase of US$106 million, or 6%, compared with the same period last year, reflecting higher revenue, partially offset by higher non-interest expenses and higher PCL. U.S. Retail Bank adjusted net income was US$1,958 million, an increase of US$383 million, or 24%.

Reported revenue for the period was US$5,445 million, an increase of US$921 million, or 20%, compared with the same period last year. On an adjusted basis, revenue increased US$1,098 million, or 25%. Net interest income increased US$1,278 million, or 39%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margin on loans. Net interest margin was 3.27%, an increase of 106 bps, as higher margin on deposits reflecting the rising rate environment was partially offset by the impact of lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest income decreased US$357 million, or 29%, primarily reflecting an insurance recovery related to litigation in the prior year and lower overdraft fees. On an adjusted basis, non-interest income decreased US$180 million, or 17%, primarily due to lower overdraft fees.

Average loan volumes increased US$15 billion, or 9%, compared with the same period last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 8%, reflecting strong originations from new customer growth, higher commercial line utilization and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 10%. Average deposit volumes decreased US$35 billion, or 9%, reflecting a 2% decrease in personal deposit volumes, a 5% decrease in business deposits, and a 19% decrease in sweep deposits.

PCL was US$289 million, an increase of US$287 million compared with the same period last year. PCL – impaired was US$295 million, an increase of US$121 million, or 70%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$6 million, compared with a recovery of US$172 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, an increase of 33 bps.

Reported non-interest expenses for the period were US$3,049 million, an increase of US$499 million, or 20%, compared with the same period last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$308 million, or 12%.

The reported and adjusted efficiency ratios for the quarter were 56.0% and 52.5%, respectively, compared with 56.4% and 58.7%, respectively, for the same period last year.

TABLE 9:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$258	$281	$215	$539	$424

Non-interest income	2,477	2,621	2,456	5,098	5,045
Total revenue	2,735	2,902	2,671	5,637	5,469
Provision for (recovery of) credit losses – impaired	1	–	–	1	–

Provision for (recovery of) credit losses – performing	–	–	–	–	1
Total provision for (recovery of) credit losses	1	–	–	1	1
Insurance claims and related expenses	804	976	592	1,780	1,348
Non-interest expenses	1,166	1,182	1,173	2,348	2,353

Provision for (recovery of) income taxes	201	194	238	395	463
Net income	$563	$550	$668	$1,113	$1,304

Selected volumes and ratios
Return on common equity[1]	42.6%	41.3%	52.9%	41.9%	51.6%
Efficiency ratio	42.6	40.7	43.9	41.7	43.0
Assets under administration (billions of Canadian dollars)[2]	$549	$541	$537	$549	$537

Assets under management (billions of Canadian dollars)	422	414	411	422	411

Average number of full-time equivalent staff	16,345	16,293	15,557	16,318	15,315

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023, compared with 10.5% in the prior year.
[2]	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

Quarterly comparison – Q2 2023 vs. Q2 2022

Wealth Management and Insurance net income for the quarter was $563 million, a decrease of $105 million, or 16%, compared with the second quarter last year, reflecting lower earnings in the wealth management business. The annualized ROE for the quarter was 42.6%, compared with 52.9% in the second quarter last year.

Revenue for the quarter was $2,735 million, an increase of $64 million, or 2%, compared with the second quarter last year. Net interest income was $258 million, an increase of $43 million, or 20%, compared with the second quarter last year, reflecting higher investment income in the insurance business. Non-interest income was $2,477 million, an increase of $21 million, or 1% reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes, partially offset by lower transaction and fee-based revenue in the wealth management business.

AUA were $549 billion as at April 30, 2023, an increase of $12 billion, or 2%, and AUM were $422 billion as at April 30, 2023, an increase of $11 billion, or 3%, compared with the second quarter last year, both primarily reflecting net asset growth.

Insurance claims and related expenses for the quarter were $804 million, an increase of $212 million, or 36%, compared with the second quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income, more severe weather-related events, increased driving activity and inflationary costs.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 13

Non-interest expenses for the quarter were $1,166 million, a decrease of $7 million, or 1%, compared with the second quarter last year, reflecting lower variable compensation, partially offset by higher spend supporting business growth including employee-related expenses and technology costs.

The efficiency ratio for the quarter was 42.6%, compared with 43.9% in the second quarter last year.

Quarterly comparison – Q2 2023 vs. Q1 2023

Wealth Management and Insurance net income for the quarter was $563 million, an increase of $13 million, or 2%, compared with the prior quarter, reflecting higher earnings in the insurance business, partially offset by lower earnings in the wealth management business. The annualized ROE for the quarter was 42.6%, compared with 41.3%, in the prior quarter.

Revenue decreased $167 million, or 6%, compared with the prior quarter. Non-interest income decreased $144 million, or 5%, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction and fee-based revenue in the wealth management business. Net interest income decreased $23 million, or 8%, reflecting lower volumes and margins in the wealth management business.

AUA increased $8 billion, or 1%, and AUM increased $8 billion, or 2%, compared with the prior quarter, both primarily reflecting net asset growth.

Insurance claims and related expenses for the quarter decreased $172 million, or 18%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income, more favourable prior years’ claims development and lower current year claims, partially offset by more severe weather-related events.

Non-interest expenses decreased $16 million, or 1%, compared with the prior quarter.

The efficiency ratio for the quarter was 42.6%, compared with 40.7% in the prior quarter.

Year-to-date comparison – Q2 2023 vs. Q2 2022

Wealth Management and Insurance net income for the six months ended April 30, 2023, was $1,113 million, a decrease of $191 million, or 15%, compared with same period last year, reflecting lower earnings in the wealth management business, partially offset by higher earnings in the insurance business. The annualized ROE for the period was 41.9%, compared with 51.6%, in the same period last year.

Revenue for the period was $5,637 million, an increase of $168 million, or 3%, compared with same period last year. Net interest income increased $115 million, or 27%, reflecting higher margins, partially offset by lower volumes in the wealth management business. Non-interest income increased $53 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower fee-based and transaction revenue in the wealth management business.

Insurance claims and related expenses were $1,780 million, an increase of $432 million, or 32%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income, and increased driving activity and inflationary costs.

Non-interest expenses were $2,348 million, a decrease of $5 million, compared with the same period last year, reflecting lower variable compensation, partially offset by higher spend supporting business growth including employee-related expenses and technology costs.

The efficiency ratio for the period was 41.7%, compared with 43.0% for the same period last year.

TABLE 10:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income (TEB)	$498	$525	$759	$1,023	$1,468

Non-interest income	919	820	491	1,739	1,128
Total revenue	1,417	1,345	1,250	2,762	2,596
Provision for (recovery of) credit losses – impaired	5	1	(1)	6	(5)

Provision for (recovery of) credit losses – performing	7	31	(8)	38	(9)
Total provision for (recovery of) credit losses	12	32	(9)	44	(14)
Non-interest expenses – reported	1,189	883	776	2,072	1,540
Non-interest expenses – adjusted[1,2]	1,116	862	776	1,978	1,540
Provision for (recovery of) income taxes (TEB) – reported	66	99	124	165	277

Provision for (recovery of) income taxes (TEB) – adjusted[1]	76	104	124	180	277
Net income – reported	$150	$331	$359	$481	$793
Net income – adjusted	213	347	359	560	793

Selected volumes and ratios
Trading-related revenue (TEB)[3]	$482	$662	$680	$1,144	$1,406
Average gross lending portfolio (billions of Canadian dollars)[4]	95.2	96.9	63.7	96.1	61.4
Return on common equity – reported[5]	4.5%	9.4%	13.1%	7.0%	14.6%
Return on common equity – adjusted[1,5]	6.4	9.9	13.1	8.2	14.6
Efficiency ratio – reported	83.9	65.7	62.1	75.0	59.3

Efficiency ratio – adjusted[1]	78.8	64.1	62.1	71.6	59.3

Average number of full-time equivalent staff	6,510	5,365	4,950	5,937	4,941

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q2 2023: $73 million ($63 million after-tax), Q1 2023: $21 million ($16 million after-tax).

[3]

Includes net interest income TEB of $285 million (Q1 2023: $261 million, Q2 2022: $581 million, Q1 2022: $525 million), and trading income (loss) of $197 million (Q1 2023: $401 million, Q2 2022: $99 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s second quarter of 2023 MD&A for additional information about this metric.

[4]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[5]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 14

Quarterly comparison – Q2 2023 vs. Q2 2022

Wholesale Banking reported net income for the quarter was $150 million, a decrease of $209 million, or 58%, compared with the second quarter last year, reflecting higher non-interest expenses, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $146 million, or 41%.

Revenue for the quarter, including TD Cowen, was $1,417 million, an increase of $167 million, or 13%, compared with the second quarter last year. Higher revenue primarily reflects higher advisory fees, equity commissions, global transaction banking revenue, and lending revenue, partially offset by lower trading-related revenue.

PCL for the quarter was $12 million, compared with a recovery of $9 million in the second quarter last year. PCL – impaired was $5 million. PCL – performing was $7 million.

Reported non-interest expenses for the quarter were $1,189 million, an increase of $413 million, or 53%, compared with the second quarter last year, reflecting TD Cowen and the associated acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $1,116 million, an increase of $340 million or 44%.

Quarterly comparison – Q2 2023 vs. Q1 2023

Wholesale Banking reported net income for the quarter was $150 million, a decrease of $181 million, or 55%, compared with the prior quarter, reflecting higher non-interest expenses, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $134 million, or 39%.

Revenue for the quarter, including TD Cowen, increased $72 million, or 5%, compared with the prior quarter. Higher revenue primarily reflects higher advisory fees and equity commissions, partially offset by lower trading-related revenue.

PCL for the quarter was $12 million, a decrease of $20 million compared with the prior quarter. PCL – impaired was $5 million. PCL – performing was $7 million.

Reported non-interest expenses for the quarter increased $306 million, or 35%, compared with the prior quarter, reflecting TD Cowen and the associated acquisition and integration-related costs. On an adjusted basis, non-interest expenses increased $254 million or 29%.

Year-to-date comparison – Q2 2023 vs. Q2 2022

Wholesale Banking reported net income for the six months ended April 30, 2023 was $481 million, a decrease of $312 million, or 39%, compared with the same period last year, reflecting higher non-interest expenses and PCL, partially offset by higher revenues. On an adjusted basis, net income was $560 million, a decrease of $233 million, or 29%.

Revenue including TD Cowen was $2,762 million, an increase of $166 million, or 6%, compared with the same period last year. Higher revenue primarily reflects higher advisory fees, equity commissions, global transaction banking revenue, and lending revenue, partially offset by lower trading-related revenue.

PCL was $44 million, compared with a recovery of $14 million in the same period last year. PCL – impaired was $6 million. PCL – performing was $38 million, largely reflecting volume growth and credit migration.

Reported non-interest expenses were $2,072 million, an increase of $532 million, or 35%, compared with the same period last year, reflecting TD Cowen and the associated acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $1,978 million, an increase of $438 million or 28%.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 15

TABLE 11:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net income (loss) – reported	$(399)	$(2,617)	$(151)	$(3,016)	$(378)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	79	54	60	133	127
Acquisition and integration charges related to the Schwab transaction	30	34	20	64	70
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	134	876	–	1,010	–
Stanford litigation settlement	39	1,603	–	1,642	–
Less: impact of income taxes
Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022	–	(585)	–	(585)	–

Other items of note	60	675	8	735	25
Net income (loss) – adjusted[1]	$(177)	$(140)	$(79)	$(317)	$(206)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(191)	$(191)	$(161)	$(382)	$(329)

Other	14	51	82	65	123
Net income (loss) – adjusted[1]	$(177)	$(140)	$(79)	$(317)	$(206)

Selected volumes

Average number of full-time equivalent staff	22,656	21,844	19,180	22,244	18,588

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the second quarter of 2023 MD&A, which is incorporated by reference.

Quarterly comparison – Q2 2023 vs. Q2 2022

Corporate segment’s reported net loss for the quarter was $399 million, compared with a reported net loss of $151 million in the second quarter last year. The increase primarily reflects lower revenue from treasury and balance sheet management activities, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition and higher net corporate expenses. The adjusted net loss for the quarter was $177 million, compared with an adjusted net loss of $79 million in the second quarter last year.

Quarterly comparison – Q2 2023 vs. Q1 2023

Corporate segment’s reported net loss for the quarter was $399 million, compared with a reported net loss of $2,617 million in the prior quarter. The decrease primarily reflects the impact in the prior quarter of the Stanford litigation settlement, a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022 and a higher net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Other items decreased $37 million, primarily reflecting lower revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $177 million, compared with an adjusted net loss of $140 million in the prior quarter.

Year-to-date comparison – Q2 2023 vs. Q2 2022

Corporate segment’s reported net loss for the six months ended April 30, 2023 was $3,016 million, compared with a reported net loss of $378 million in the same period last year. The increase primarily reflects the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and a lower contribution from other items. Other items decreased $58 million, primarily reflecting lower revenue from treasury and balance sheet management activities. The adjusted net loss for the six months ended April 30, 2023 was $317 million, compared with an adjusted net loss of $206 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2023 • EARNINGS NEWS RELEASE	Page 16

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Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 25, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for second quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 25, 2023 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 25, 2023, until 11:59 p.m. ET on June 9, 2023 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on April 30, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com

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